                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                        ONTRACK DATA INTERNATIONAL, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    683372106
                                 (CUSIP Number)


                                 April 30, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 pages

CUSIP No. 683372106                     13G                    Page 2 of 6 Pages



1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                     HEARTLAND ADVISORS, INC.

                     #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                              (a)  [ ]
                                              (b)  [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                     WISCONSIN, U.S.A.

---------------------------------------- ---------------------------------------
               NUMBER OF                 5.  SOLE VOTING POWER
         SHARES BENEFICIALLY
               OWNED BY                      26,000
                 EACH
               REPORTING
                 PERSON                  6.  SHARED VOTING POWER
                 WITH                        None


                                         7.  SOLE DISPOSITIVE POWER

                                             279,400

                                         8.  SHARED DISPOSITIVE POWER
                                             None

---------------------------------------- ---------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        279,400

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ______


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        2.7%

12.  TYPE OF REPORTING PERSON

        IA

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CUSIP No. 683372106                     13G                    Page 3 of 6 Pages



1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                       WILLIAM J. NASGOVITZ              ###-##-####


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                               (a)  [ ]
                                               (b)  [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.

---------------------------------------- ---------------------------------------
               NUMBER OF                 5.  SOLE VOTING POWER
         SHARES BENEFICIALLY
               OWNED BY                      250,000
                 EACH
               REPORTING
                 PERSON                  6.  SHARED VOTING POWER
                 WITH                         None


                                         7.  SOLE DISPOSITIVE POWER
                                              None

                                         8.  SHARED DISPOSITIVE POWER
                                              None

---------------------------------------- ---------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        250,000

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ______


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        2.4%

12.  TYPE OF REPORTING PERSON

        IN

CUSIP NUMBER   683372106                          Page 4 of 6 Pages
Item 1.
      (a) Name of Issuer:    Ontrack Data International, Inc.
          --------------


      (b) Address of Issuer's Principal Executive Offices:
          -----------------------------------------------
              9023 Columbine Road
              Eden Prairie,  MN   55347

Item 2.
      (a) Name of Person Filing:   (1) Heartland Advisors, Inc.                  (2) William J. Nasgovitz
          ---------------------


      (b) Address of Principal Business Office:
          ------------------------------------
           (1) 789 North Water Street                                            (2) 789 North Water Street
               Milwaukee, WI  53202                                                  Milwaukee, WI  53202


      (c) Citizenship:  Heartland Advisors is a Wisconsin corporation. William J. Nasgovitz - U.S.A
          -----------

      (d) Title of Class of Securities:  Common Stock
          ----------------------------

      (e) CUSIP Number: 683372106
          -------------

Item 3. The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, President and principal shareholder of Heartland Advisors, Inc. Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G. The reporting persons do not admit that they constitute a group.

Item 4. Ownership.
        ---------

       For information on ownership, voting and dispositive power with respect to the above listed shares, see Items 5-9 of the Cover Page.

Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[X]



Item 6. Ownership of more than Five Percent on Behalf of Another Person.
        ----------------------------------------------------------------




        Not Applicable.




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Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ------------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.
---------------------------------------------------------

              Not Applicable.


Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

              Not Applicable.


Item 9. Notice of Dissolution of Group.
        ------------------------------

              Not Applicable.


Item 10.  Certification.
          -------------

              By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 7, 2002

WILLIAM J. NASGOVITZ                             HEARTLAND ADVISORS, INC.

By: /s/  PAUL T. BESTE                           By: /s/ PAUL T. BESTE
    ------------------                               -----------------
       Paul T. Beste                                     Paul T. Beste
       As Attorney in Fact for                           Chief Operating Officer
       William J. Nasgovitz


EXHIBIT INDEX

  Exhibit 1       Joint Filing Agreement

EXHIBIT 1



                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of Ontrack Data International, Inc. at April 30, 2002.


WILLIAM J. NASGOVITZ

By: /s/ PAUL T. BESTE
    -------------------
        Paul T. Beste
As Attorney in Fact for William J. Nasgovitz





HEARTLAND ADVISORS, INC.


By:  /s/ PAUL T. BESTE
     -----------------
         Paul T. Beste
         Chief Operating Officer